Exhibit 99.1

Fury Provides Regional Update at Eau Claire and Targets
High-Grade Plunge at Percival

Toronto, Canada – June 2, 2021 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce an updated geological framework that has enhanced the regional targeting at the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. Targets have been refined through the re-interpretation of airborne magnetic and electro-magnetic surveys and associated 3D inversions (Figure 1). Target areas are defined by complex structural zones and associated favourable lithologies that highlight two distinct styles of mineralization: quartz-tourmaline vein systems, as observed at the Eau Claire deposit, and sedimentary hosted breccias that characterize the Percival prospect, located approximately 14 kilometres east of Eau Claire along the Cannard Deformation Zone (Figure 2).

New Geologic Framework

Historic Interpretation Compared with New Interpretation

FURY
GOLD MINES
Eastmain Interpretation
Beluga
Eau Claire North
Serendipity
Rosemary
Eau Claire
Snake Lake
Clovis Lake
Natel
Percival
Knight
N
2 km
Fury 2021 Interpretation
Eau Claire
Snake Lake
Percival
N
2 km
Legend
Prospect
Target Area
Fury Property
Geology
Diabase Dyke
Felsic Intrusive
Quartz/Feldspar Phyric Dykes
Sediment/Epiclastic
Iron Formation
Mafic Volcanic
Mafic Volcanic-Magnetic
Structure

Figure 1: Updated Geologic Framework compared with the historical interpretation at Eau Claire.

“We are identifying numerous high quality exploration targets within our large land position including the highly underexplored Percival discovery. Our technical team has recalibrated a significant amount of data and is identifying gold on all project scales and in different geological settings across the land position. We are eagerly waiting for additional assays at Eau Claire and we look forward to a very busy year of exploration ahead,” commented Mike Timmins, President and CEO of Fury.

Mineralization Styles at Eau Claire and Percival

FURY
GOLD MINES

1 cm
20EC-005: 39.9 g/t Au

1 cm
ER18-823: 6.18 g/t Au

Category	Eau Claire Style	Percival Style
Mineralization	Quartz tourmaline veining, amphibole alteration	Strong silicification, strong disseminated sulphides
Geometry	0.5-2m veins, 1-5m alteration zones	20 to 30m wide alteration zones
Geology	Volcanic/sedimentary host, QFP dykes present	Sedimentary host, iron formation present
Structure	Folding, shear zone control	Folding, strataform control
Geochem	Outflow element association (Bi, Te)	Volatile/base element association (As, Zn)

Figure 2: Comparison of the two principal styles of mineralization present at Eau Claire.

During the summer, Fury plans to advance the newly identified targets through multi-element geochemical surveys, geological mapping, and potentially ground based induced polarization geophysical surveys with the aim of drilling the most robust targets during Q4 2021. More importantly, the Company will conduct new geochemistry surveys over each of the target areas as the historical geochemistry data set had inconsistencies in sample collection procedures, material sampled and analytical techniques. These inconsistencies resulted in gold bearing prospects not being imaged in the historical dataset and an inability to interpret the geochemical values and their significance. Additionally, approximately 75% of the historical surface geochemical samples did not utilize multi-element assay techniques to define pathfinder elements for gold. Therefore, each of the target areas will employ biogeochemical surveys, which was used to successfully image the Percival prospect (refer to news release dated February 10, 2021), accurately defining the gold and alteration footprints of each target area.

Percival Prospect
An updated interpretation of the Percival prospect, discovered in 2018, indicated that high-grade mineralization is parallel to highly magnetic bodies representing a steeply plunging fold geometry. Based on recently completed 3D inversions of airborne magnetic data there is the potential to extend high-grade mineralization up to 500 metres (m) down plunge from historical intercepts of 8.5m of 7.13 g/t gold, 9m of 6.26 g/t gold, and 2m of 8.47 g/t gold (Figure 3). In addition, the Company has identified a new parallel steeply plunging fold approximately 500m to the east of the known mineralization that has not been drill tested. The Company plans to conducted ground based geophysical induced polarization surveys to further refine the targeting at Percival to image the sulphide rich mineralization through the acquisition of chargeability data.

“In reviewing 25 years of historical data, we have realized a number of opportunities to improve the exploration vectors. We believe that a more detailed geological framework in conjunction with robust geochemical surveys will lead to high quality drill targets for the winter drill season,” stated Michael Henrichsen, SVP Exploration.

Percival Mineralization Style – Favourable Stratigraphy

3D Magnetics Inversion

FURY GOLD MINES

- Mineralization at margin of folded, steeply plunging magnetic stratigraphy
- Critical grades, critical widths for followup

Looking Northeast
ER19-836[1]
1.4 g/t Au over 17.5m
1.2 g/t Au over 29.5m
incl. 6.5 g/t Au over 1.8m
ER18-823[1]
2.22 g/t Au over 93.1m
incl. 6.26 g/t Au over 9.0m
ER18-822[1]
1.46 g/t Au over 78.5m
ER19-830[1]
3.46 g/t Au over 18.8m
incl. 7.13 g/t Au over 8.5m
ER19-845[1]
8.47 g/t Au over 2.0m
ER19-852[1]
1.15g/t Au over 31.1m
incl. 2.67g/t Au over 9.85m
Percival Fold Hinge
Untested Parallel Fold Hinge
Untested Parallel Fold Hinge
Down Plunge Extension
250 m
Legend
Drill Intercept/ Gold Interpolant (Au g/t)
10
5
2.5
1
0.5
Magnetic
High
Low
Eau Claire
Snake Lake
Percival

1. Main intervals Au grade*thickness no less than 5 g/t*m with grade is no less than 0.25 g/t, maximum consecutive dilution 5m. Sub intervals Au grade*thickness no less than 5 g/t*m with grade is no less than 2 g/t, maximum consecutive dilution 2.5m

Figure 3: New interpretation of the Percival prospect showing the steep west fold plunge as indicated by the 3D magnetic inversion.

Eau Claire Technical Disclosure
Historical drill samples at Percival were taken by sawing NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 50g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 5 ppm Au the assay were repeated with 50g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a “qualified person” within the meaning of National Instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas
Vice President, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language
This release includes certain statements that may be deemed to be “forward-looking information” or “forward-looking statements” within the meaning of applicable Canada and United States securities laws (“forward-looking statements”), which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. Forward-looking statements are statements that include implied future performance and/or forecast information. Forward-looking statements in this release reflect management’s current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking statements contained in this release include information relating to: Fury’s exploration drill programs at its Eau Claire deposit, including with respect to defining the gold and alteration footprints of each Eau Claire target area; Fury’s exploration work at the Percival prospect, including the identification of new drill targets; and the future growth and development of Fury’s mineral properties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company’s budget, including expected costs and the assumptions regarding market conditions; the Company’s ability to raise additional capital to proceed with its exploration, development and operations plans; the Company’s ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company’s exploration and development activities. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s Annual Report on Form 40-F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this press release represent the Company’s expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum CIM Definition Standards on Mineral Resources and Mineral Reserves. The Company’s descriptions of its projects using applicable Canadian law and CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.